Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 5, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Asia Timmons-Pierce

Re:	StorEn Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 18, 2020 File No. 024-11240

Dear Ms. Timmons-Pierce:

This letter is submitted on behalf of our client, StorEn Technologies, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 18, 2020, and amended on July 24, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated August 4, 2020; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Form 1-A/A

Summary, page 4

1.	Comment: We note your response to prior comment 1. Please include appropriate risk factor that highlights the indemnification provision and include a statement in your offering circular that discusses the indemnification provision and that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Response. We have revised our disclosure in accordance with the Staff’s comments.

General

2.	Comment: We have read your responses to comments 3 and 5 in our July 14, 2020 letter. We note that the audit report date has been updated to July 24, 2020; however, it does not appear that your auditors amended their consent to acknowledge the change. Please amend your filing to provide an updated consent.

Response: We have filed an updated consent letter in accordance with the Staff’s comments.

3.	Comment: We note that you intend to accept credit card payments for your shares. Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination.

Response: We have revised our disclosure in accordance with the Staff’s comments.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks